UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On September 7, 2022, Arqit Quantum Inc. (the “Company”) held its 2022 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 71,617,006 ordinary shares as of the July 27, 2022 record date were represented in person or by proxy, constituting a quorum. The shareholders voted on a proposal to appoint three nominees to serve on the Company Board of Directors until the 2025 AGM or until their respective successors are duly appointed and qualified. The final voting results are set forth below.

	For	Against	Abstain
Stephen Chandler	71,498,293	104,688	14,025

VeraLinn Jamieson	71,475,219	128,903	12,884

Stephen Wilson	69,545,793	233,464	1,837,749

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8, as amended (File No. 333-262215).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: September 8, 2022